UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Proterra Inc

(Name of Issuer)

Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

74374T109

(CUSIP Number)

December 31, 2021

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74374T109	Schedule 13G	Page 2 of 11

1	Names of Reporting Person. Tao Pro LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 11,517,917
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 11,517,917

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,517,917
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 5.3%
12	Type of Reporting Person OO

CUSIP No. 74374T109	Schedule 13G	Page 3 of 11

1	Names of Reporting Person. Isaac E. Pritzker
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 11,517,917
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 11,517,917

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,517,917
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 5.3%
12	Type of Reporting Person IN

CUSIP No. 74374T109	Schedule 13G	Page 4 of 11

1	Names of Reporting Person. Lori D. Mills
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power (see Item 5 below) 12,047,024*
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power (see Item 5 below) 12,047,024*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,047,024*
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 5.5%
12	Type of Reporting Person IN

*	Includes 529,107 shares of Common Stock held by Tao NILOC LLC. Ms. Mills is a manager of Tao NILOC LLC.

CUSIP No. 74374T109	Schedule 13G	Page 5 of 11

1	Names of Reporting Person. James Schwaba
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 33,219*
	6	Shared Voting Power (see Item 5 below) 12,047,024**
	7	Sole Dispositive Power 33,219*
	8	Shared Dispositive Power (see Item 5 below) 12,047,024**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,080,243**
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 5.5%
12	Type of Reporting Person IN

*	Represents shares of Common Stock held by Brooks JL LLC. Mr. Schwaba is the manager of Brooks JL LLC.
**	Includes 529,107 shares of Common Stock held by Tao NILOC LLC. Mr. Schwaba is a manager of Tao NILOC LLC.

CUSIP No. 74374T109	Schedule 13G	Page 6 of 11

SCHEDULE 13G

Item 1(a).	Name of Issuer

Proterra Inc (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1815 Rollins Road, Burlingame, CA 94010

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Tao Pro LLC

(ii)	Isaac E. Pritzker

(iii)	Lori D. Mills

(iv)	James Schwaba

Tao Pro LLC is the record holder of the securities reported herein for Tao Pro LLC. Isaac E. Pritzker, Lori D. Mills and James Schwaba are the managers of Tao Pro LLC.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129.

Item 2(c).	Citizenship

(i)	Tao Pro LLC is a limited liability company formed in the State of Delaware.

(ii)	Isaac E. Pritzker is a citizen of the United States of America.

(iii)	Lori D. Mills is a citizen of the United States of America.

(iv)	James Schwaba is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number

74374T109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

CUSIP No. 74374T109	Schedule 13G	Page 7 of 11

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

Each Reporting Person’s calculation of its percentage ownership of the Common Stock of the Issuer is based on a total of 218,306,979 shares of common stock issued and outstanding as of November 8, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 12, 2021

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person.

(b)	Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

CUSIP No. 74374T109	Schedule 13G	Page 8 of 11

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74374T109	Schedule 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022	Tao Pro LLC

	By:	/s/ Lori D. Mills
Name: Lori D. Mills
Title: Manager

Date: February 17, 2022	By:	/s/ Isaac E. Pritzker
Isaac E. Pritzker

Date: February 17, 2022	By:	/s/ Lori D. Mills
Lori D. Mills

Date: February 17, 2022	By:	/s/ James Schwaba
James Schwaba

CUSIP No. 74374T109	Schedule 13G	Page 10 of 11

INDEX TO EXHIBITS

PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	1